

May 6, 2011

Mr. Shane Cooke
Executive Vice President and Chief Financial Officer
Elan Corporation, plc
Treasury Building
Lower Grand Canal Street
Dublin 2, Ireland

**Re: Elan Corporation, plc
          Form 20-F for the year ended December 31, 2009
          Filed February 29, 2010
          File No. 001-13896**

Dear Mr. Cooke:

We have reviewed your April 21, 2011 response to our March 24, 2011 verbal comment and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements
18. Equity Method Investment, page 130

1. Your response indicates that you do not share in the portion of the Johnson & Johnson $500 million funding commitment that has not been spent by Janssen AI and your proposed disclosure at the top of page 20 indicates that you do not share in the first $500 million of losses incurred. Please reconcile this response and proposed disclosure to Section 6.3 of the Shareholders' Agreement, to which you previously referred us, which appears to indicate that you do not participate in the portion of the funding commitment that has not been repaid to Janssen AI; that is, it appears to indicate that you do not participate in the unpaid principal amount of the $500 million funding commitment, but once the funding commitment is repaid to Janssen AI, you would proportionally share in any funded amount not yet spent by Janssen AI upon winding up. If our observation is correct, please make the appropriate changes to your proposed accounting, your materiality assessment and your proposed disclosures to reflect your interest in the cash

Mr. Shane Cooke
Elan Corporation, plc
May 6, 2011
Page 2

on the balance sheet of Janssen AI in your hypothetical liquidation at book value computation.

2. Please refer to your proposed disclosure in the second paragraph of page 20 that indicates that you amortize the basis difference on a pro rata basis, based on the actual spending pattern of the $500 million funded by Johnson & Johnson. Please clarify for us and in your proposed disclosure whether you are amortizing pro rata based on actual funding received in a period to the total amount of the $500 million you estimate to be funded.

3. In the last paragraph on page 20 of your response, your proposed disclosure indicates that you are entitled to a 49.9% share of the "future profits" of Janssen AI. Please revise your proposed disclosure to clarify what you mean when you reference "future profits." For example it should be clear from the disclosure what you are entitled to in a period where both revenue is recognized and a portion of the first $500 million in development and commercialization expenses are incurred.

4. Please revise your proposed disclosure to clearly characterize your "adjustments to" previously reported financial statements as "restatements" and state that you are correcting "errors" in your previously issued financial statements rather than "changing the accounting" so that readers will understand that this is an error correction not an accounting change.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant